Exhibit 12

Cigna Corporation

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,

(Dollars in millions)	2018	2017
Income before income taxes	$3,353	$2,848
Adjustments
(Income) loss from equity investees, net of distributions	(13)	2
(Income) loss attributable to noncontrolling interests	(6)	6
Income before income taxes, as adjusted	$3,334	$2,856
Fixed charges included in income
Interest expense	$219	$183
Interest portion of rental expense	39	39
Interest credited to contractholders	1	2
Total fixed charges included in income	$259	$224
Income available for fixed charges	$3,593	$3,080
RATIO OF EARNINGS TO FIXED CHARGES:	13.9	13.8